EXHIBIT 21.1

 SUBSIDIARIES OF 1-800 CONTACTS, INC.

The following is a list of the subsidiaries of 1-800 CONTACTS, INC., a Delaware corporation.

The common stock of all the corporations listed below is wholly owned by 1-800 CONTACTS, INC.

Name of Corporation	State / Country of Incorporation
1-800 CONTACTS Japan, KK	Japan
CL I, Inc.	Utah
CL II, Inc.	Utah
CL III, Inc.	Utah
ClearLab International Pte Ltd.	Singapore
Lens 1st Holding Company	Utah
Evision, Inc.	Oregon
Shayna Ltd.	United Kingdom
ClearLab UK Ltd.	United Kingdom
ClearLab Europe Ltd.	United Kingdom

1-800 CONTACTS, INC. is also the sole member of CL4, LLC, AQUASOFT, LLC, and CLC CONSULTING, LLC, all of which are Utah limited liability companies.